EXHIBIT 99.1

POET Technologies Reports Significant Progress on Super Photonics Xiamen Joint Venture

TORONTO, March 17, 2021 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today reported the progress made on Super Photonics Xiamen (“SPX”), its joint venture with Sanan IC.

Since signing the definitive Joint Venture Agreement on October 21, 2020, substantial progress has been made in forming, locating, staffing and equipping SPX, whose mission is to create an assembly, test and sales operation for the production of optical engines based on the POET Optical Interposer platform. Highlights of the progress made to date include:

  Completed official registration of Super Photonics Xiamen;
  Nominated and appointed POET and Sanan IC members to the SPX Board of Directors;
  Appointed General Manager, Chief Financial Officer, Director of Research & Development, two engineering and one general administrative staff; five additional engineering staff have been made offers for appointment in April;
  Completed temporary clean room and office facilities of 5,000 square feet, co-located with Sanan IC in Xiamen and committed to completion of a permanent 15,000 square feet facility in high-tech industrial park outside of Xiamen by the end of the year;
  Ordered key capital equipment for delivery, installation and qualification in April-May;
  Received benefit of investment from Sanan IC of approximately US$5 million to cover initial operating and capital expenditures.

Representing POET on the five-member SPX Board is Vivek Rajgarhia, POET’s President & General Manager. Recruited and nominated by POET for the second position on the Board is Dr. Xiaozhong Zheng, General Manager of SPX and former senior executive from the photonics industry, including most recently W.L. Gore, Huawei and Oclaro. Sanan IC appointed Dr. Weizhong Sun, Sanan IC’s Chief Technology Officer, as the Chairman and member, and Ruyan (Rita) Zheng from the Sanan Group corporate office as board member and part-time CFO for SPX. With unanimous support of the Board and both partners to the JV, Dr. Yong-Zhen Huang, Professor of the Institute of Semiconductors of the Chinese Academy of Sciences (CAS) and the University of the Chinese Academy of Sciences was appointed as the Independent member of the Board. Dr. Weizhong Sun has designated Mr. Rajgarhia to serve as Vice Chairman.

Key initial appointments to the management team of SPX also include Dr. Yonghong Hu as its head of R&D, who was formerly with HiSilicon, Huawei and Oclaro. Under the direction of Dr. Zheng, General Manager of SPX, the business plan calls for the recruitment and appointment of an additional 25 personnel, which is anticipated to bring the headcount to approximately 30 by the end of 2021.

“Progress on the formation of SPX has been remarkably fast compared to the normal time that it takes to get a complex joint venture with a foreign owner officially registered in China, especially with the travel constraints accompanying the COVID-19 pandemic,” commented Vivek Rajgarhia, POET’s President and Vice-Chairman of SPX. “The benefits to POET of this joint venture are notable, as it provides a means for POET to bring products based on the Optical Interposer platform to market with a partner that is able to scale production quickly and efficiently. We have received remarkable support from Sanan IC and from key staff in POET’s Shenzhen office to prepare the SPX operation for what is expected in the coming months, including qualification of equipment and processes, assembly and testing of several product prototypes, establishing good initial customer relationships and making preparations for scaling production early next year. SPX has assembled a world-class leadership team from which both POET and Sanan IC expect outstanding performance.”

“Beyond The Press Release”

POET Technologies goes “Beyond The Press Release” to discuss today’s news. Shareholders and other interested parties are encouraged to check back at the following link before market open on the morning of Thursday March 18th, 2021.

https://agoracom.com/ir/POETTechnologies/forums/discussion/topics/757458-poet-technologies-goes-beyond-the-press-release/messages/2308457#message

About POET Technologies Inc.

POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA and Singapore. More information may be obtained at www.poet-technologies.com.

Follow SPX on Twitter @SuperPhotonics

Shareholder Contact for POET: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact for POET: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s joint venture, product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for building out its joint venture, completion of its development efforts, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its planned joint venture, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its joint venture to meet expectations, failure of its products to meet performance requirements, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, a delay or abandonment of its planned joint venture, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third-parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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